EXHIBIT 99.7

TRANSACTIONS BY EACH REPORTING PERSON IN PERFECT WORLD CO., LTD.’S

ADSs SINCE THE FILING OF AMENDMENT NO. 3

Reporting Person	Trade Date	Type of Transaction	Number of ADSs	Number of Underlying Ordinary Shares	Average Price Per ADS (excluding commissions) (US$)
Peak Reinsurance	2013-04-11	Purchase	100,000	500,000	$10.3955
Peak Reinsurance	2013-04-12	Purchase	54,960	274,800	$10.4706
Peak Reinsurance	2013-04-15	Purchase	80,862	404,310	$10.0241
Peak Reinsurance	2013-04-16	Purchase	93,195	465,975	$10.0867
Peak Reinsurance	2013-04-17	Purchase	56,276	281,380	$10.1936
Peak Reinsurance	2013-04-18	Purchase	56,273	281,365	$10.2242
Peak Reinsurance	2013-04-19	Purchase	66,883	334,415	$10.4008